

GULF ISLAND FABRICATION, INC.

2001 ANNUAL REPORT

DIRECTORS AND MANAGEMENT



Directors: Standing from left to right; Mr. Hugh J. Kelly, Mr. John P. "Jack" Laborde, Mr. Huey J. Wilson, Mr. Kerry J. Chauvin, Chairman of the Board, Mr. Alden J. "Doc" Laborde, Mr. Gregory J. Cotter, and Mr. Thomas E. Fairley.



Management: Standing from left to right; Mr. Kirk J. Meche, Executive Vice President Operations, President of Gulf Island, L.L.C., Mr. Stephen E. Becnel, President of Southport, Inc., Mr. Murphy A. Bourke, Executive Vice President Marketing, Mr. Kerry J. Chauvin, Chairman of the Board, President, C.E.O., Mrs. Valarae L. Bates, Secretary, Mr. William "Bill" Fromenthal, President of Dolphin Services, Inc., and Mr. Joseph P. Gallagher, III, Vice President Finance, C.F.O.

Note: The cover is a picture of Gulf Island Fabrication, Inc. employees on a deck section for the Williams Energy "Canyon Station" project.

Corporate Profile

- A leading fabricator of offshore drilling and production platforms and other specialized structures such as:
  jackets and deck sections of fixed production platforms,
  hull and/or deck sections of floating production platforms (TLPs, SPARs, FPSOs),
  piles, wellhead protectors, subsea templates, and various production,
  compressor, and utility modules.
- Capable of fabricating conventional jackets for water depths of up to 800 feet.
- Fabricator of living quarters for offshore platforms.
- Company owns a controlling interest in a limited liability company organized for the purposes of designing and marketing a MinDOC (Minimum Deepwater Operating Concept), a floating platform for deepwater drilling and production.
- The Company can provide construction cost financing or leasing of deepwater structures and would consider providing turnkey operation of deepwater structures.
- Provider of maintenance and inter-connect piping services on offshore platforms.
- Provider of inshore construction barges.
- Vessel shop to fabricate pressure vessels and large and small packaged skid units.
- Operates a commercial steel sales division.
- Fabricator of ABS classed hull sections.
- Demand for the Company's products and services:
  Gulf of Mexico, North Africa, West Africa,
  Latin America, the Middle East, and Canada.
- All four fabrication yards are located on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico.
- The Company's combined 620 acre facilities consist of approximately:
  288,000 square feet of covered fabrication area,
  28,000 square feet of maintenance and warehousing area,
  8,000 square feet of training and medical facilities,
  40,000 square feet of administrative office facilities,
  10,720 linear feet of water frontage on the Houma Navigation Canal, of which 4,830 feet is steel bulkhead.
- The Company's Bertsch Model 38, Model 34 and Model 20 plate bending rolls have the capacity to roll and weld steel plate into tubular pipe sections of approximately 50,000 tons per year.
- Two fabrication companies certified as ISO 9002 fabricators, one company certified as an ISO 9001 fabricator.
- The Company employs approximately 750 men and women.
- The Company's facilities, equipment and expertise have positioned it to provide quality products and services to its present and future customers.
- The Company's common stock trades on The Nasdaq Stock Market under the symbol GIFI.

SELECTED OPERATING AND FINANCIAL HIGHLIGHTS

	For the Years Ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Operating data:			
Revenue	$ 113,697	$ 112,090	$ 120,241
Gross profit	$ 15,367	$ 10,442	$ 14,428
Gross profit margin	13.5%	9.4%	12.0%
Income before income taxes	$ 11,251	$ 6,693	$ 10,783
Net income	$ 7,261	$ 4,186	$ 6,686
EBITDA*	$ 15,050	$ 10,166	$ 15,075
Direct labor hours worked	1,659	1,652	1,851
Backlog:			
Direct labor hours	838	437	682
Dollars	$ 54,400	$ 26,600	$ 38,900
Earnings per share data:			
Basic	$ 0.62	$ 0.36	$ 0.57
Diluted	$ 0.62	$ 0.36	$ 0.57
Weighted average shares outstanding	11,704	11,666	11,638
Adjusted weighted average shares outstanding	11,789	11,756	11,691
Balance sheet data:			
Working capital	$ 46,601	$ 37,175	$ 31,787
Property, plant and equipment, net	$ 41,666	$ 42,662	$ 43,664
Total assets	$ 102,538	$ 96,062	$ 95,049
Debt, including current maturities	$ 0	$ 0	$ 0
Shareholders' equity	$ 88,905	$ 81,266	$ 76,618
Capital expenditures, net	$ 5,537	$ 3,452	$ 2,945

*Earnings before interest expense, income taxes, depreciation and amortization.



To our shareholders:

In 2001, the Company had a substantial increase in profits over the previous year. Although the demand for its products and services was slightly greater, the profitability, liquidity, and efficiency of the Company greatly contributed to its increase in operating results. Efforts were made to improve efficiency and productivity in 2001, a year that started positive and ended with uncertainty attributed to many factors, including the September 11, 2001 terrorist attacks. After the terrorist attacks, the economy faltered and commodity prices for oil and natural gas dropped substantially, causing a decrease in demand for the Company's products and services.

Financially, as compared to 2000, the Company's revenues were somewhat flat with only a slight increase of 1.4% to $113.7 million. The Company, however, had significant increases in net income, 73.5% to $7.3 million, and EBITDA, 48.0% to $15.1 million. In the past year, the Company strengthened its balance sheet in a declining market, by increasing its cash, cash equivalents and short-term investments to $35.1 million without incurring any debt. The Company also increased its working capital to $46.6 million (25.3%), resulting in a current ratio of 6.26 to 1. The Company continues to weather a depressed market but is well positioned to take advantage of any opportunities that become available as the market improves.

The Company accomplished its fourteenth year of profitable operations, with gross profit margins increasing by 47.2% to 13.5% of revenue, as compared to the previous year. The Company's investment in labor saving equipment proved to be instrumental in keeping the Company profitable in the down cycles of a deep cyclical industry, and should prove to be equally beneficial during the up cycles when labor availability becomes the constricting factor.

During 2001, the Company completed many projects destined for the shallow water Gulf of Mexico, which is predominately a natural gas production area. Also during 2001, the Company delivered three living quarter buildings to deepwater Gulf of Mexico locations, with two additional living quarter projects currently under construction for deepwater Gulf of Mexico. Additionally, the Company secured the topside fabrication for the Kerr McGee Corporation's "Gunnison Project" for the deepwater area of the Gulf of Mexico. The Company also delivered projects for offshore West Africa and Trinidad and remains prepared to deliver platforms to all areas of the world.

As previously mentioned, the investment in labor efficiency equipment has allowed the Company to be profitable in a very competitive down cycle. This equipment has given the Company the ability to maintain revenue levels with fewer employees, while increasing profit margins. In 2001, the Company spent $5.5 million on capital projects designed to increase efficiency, upgrade equipment to increase capacity, and consolidate operations. For 2002, the Board of Directors approved the expenditure of a record $12.6 million on capital projects which will expand capacity and further increase efficiency at the Company's facilities. Construction has begun on a large fabrication building with two main bays to fabricate larger topside production deck sections under roof and protected from the weather. The building, which will cost $6.2 million, will be 250 feet wide by 350 feet long with an under-hook height of 90 feet. Additionally, the Company will purchase four hydraulic, rubber tire transporters at a cost of $2.2 million to move heavier sections out of the building to dockside assembly areas. Other capital expenditures will be aimed toward maintenance and efficiency projects. These expenditures will enhance the Company's ability to handle the larger topside structures for the deeper water projects and modules for floating production, storage and offloading facilities (FPSO's) that have been used throughout the world and were recently approved for use in the Gulf of Mexico.

MARKET CONDITIONS

Although drilling activity for oil and natural gas was at a high level of activity at the beginning of 2001, the slowdown in the economy late in the year caused the commodity prices for oil and natural gas to decline drastically resulting in a decrease in development projects. The mild winter also resulted in a weak demand for natural gas. As a result of these conditions, the demand for the Company's products and services decreased later in 2001, especially in the shallow water areas of the Gulf of Mexico.

In addition to the slowdown in the demand for the Company's products and services, the addition of another major fabricator on the South Texas coast has increased competition. This additional industry capacity has resulted in increased pressure on the pricing of fabrication work in the industry. On the other hand, smaller competitors have experienced financial difficulties from over expansion and unpredictable pricing during the same period. With a strong balance sheet and our careful selection of projects, Gulf Island Fabrication, Inc. has been able to effectively compete, keeping 750 employees busy.

As the Company moves into 2002, it is anticipated that market conditions could improve in the international side of the business, especially in the Canadian and West African markets. There are several projects, both fixed and floating structures destined for West Africa that should come available for bid by the Gulf of Mexico fabricators in 2002. Because of the strong dollar and low pricing in the Far East the bidding on these projects by the Gulf of Mexico fabricators will be limited to the more technically oriented topsides portion of the structures. These projects are anticipated to eliminate some of the idle fabrication capacity on the Gulf Coast.

Deep water projects for the Gulf of Mexico have been slower to develop than originally anticipated. The Company has been actively pursuing all projects in this area, while being cautious not to fill yard capacity with low priced work that would erode profit margins. With one of our major competitors tying up its facility with several deep water topsides for one producer, the Company is in a better position to possibly secure higher margin work in the future.

Although the Company has not sold a MinDOC, the Company's proprietary deep water floating platform, the marketing of this concept has helped keep the Company's name visible and the Company in contention for the fabrication of other concepts for deepwater production. The Company intends to actively market this concept and to keep its name visible in the deepwater arena.

As the Company enters 2002, the market remains very competitive. There are signs of several larger projects developing for fabrication later in the second half of the year and into 2003. With its investment in efficiency related equipment and a strong financial position, the Company is in a very favorable position to take advantage of any opportunities that may develop, both domestic and international.

COMPANY FOCUS AND DIRECTION

During 2002, our strategy of improving internal efficiencies and controlling costs will not change significantly, but will be adjusted to take advantage of any opportunities that may arise. We will concentrate on investing in capital expenditures that will improve efficiency at fabricating the larger topsides and modules for the deep water areas of production and development of oil and natural gas. We will continue to leverage labor by modernizing equipment and enhancing processes to produce more revenues and profits per man hour worked. Cost reduction methods are constantly reviewed as the Company strives to maintain its reputation as the low cost fabricator. The Company will seek to keep its selling, general and administrative costs at a minimum and at levels well below its peers.

With the decrease in natural gas pricing in the Gulf of Mexico, projects in the U.S. Gulf of Mexico have slowed. The Company will concentrate on increasing its presence in the shallow and deepwater areas of West Africa, Canada, and the Caribbean. With the strong U. S. dollar, these international areas are predicted to be more active. The deepwater areas, especially the Gulf of Mexico, may ultimately help fill the idle yard capacity of the Gulf Coast fabricators. The Company is actively pursuing and is well positioned to take advantage of any upward change in activity in any of these areas.

As our customers downsize and consolidate, Gulf Island Fabrication will continue to be a "one-stop shop" to provide more integrated services for our customers. The Company, with its deepwater experience and technology, will actively pursue larger and more complex projects that command higher profit margins.

The Company is entering 2002 with a very strong balance sheet and substantial resources, which give great flexibility in seeking new opportunities. With an outstanding reputation as a worldwide leader in shallow and deep water fabrication, the management team and Board of Directors are dedicated to enhancing shareholder value and stand ready to be competitive and have a strong presence in the marine fabrication industry in 2002 and beyond.

Yours very truly,

Kerry J. Chauvin

Kerry J. Chauvin
Chairman, President and
Chief Executive Officer

Accomplishments for 2001:

- Invested approximately $5.5 million in capital expenditures during 2001 for upgrades to equipment and for additional capacity and labor saving systems and equipment.

- Continued development of the new MinDOC (Minimum Deepwater Operating Concept), a floating platform for deep water drilling and production. This proprietary concept was granted a patent by the US Patent office.

- Began the construction of a new $6.2 million fabrication building measuring 250 feet wide, 350 feet deep and 100 feet high allowing for fabrication of large deck sections that measure 100 feet wide and weigh up to 800 tons under a totally covered area.

- Increased the backlog 105% to $54.4 million from $26.6 million at the end of 2001 and 2000, respectively.

- Remained debt free.

Financial Results:

- Reported our fourteenth consecutive year of profitable operations.

- Increased cash and cash equivalents by 11.9% to $11.3 million.

- Increased short-term investments by 48.8% to $23.8 million.

- Increased working capital by 25.3% to $46.6 million.

- Increased current ratio to 6.26 to 1 from 4.60 to 1.

- Completed fourth fiscal year of industry down cycle:

    - Without incurring any long-term debt.

    - Generating $15.1 million of EBITDA*.

    - Achieving a gross margin of 13.5%.

---

*Earnings before interest expense, income taxes, depreciation and amortization.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 0-22303

GULF ISLAND FABRICATION, INC.
(Exact name of registrant as specified in its charter)

Louisiana **(State or other jurisdiction of incorporation or organization)**	72-1147390 **(I.R.S. Employer Identification Number)**
583 Thompson Road, Houma, Louisiana **(Address of principal executive offices)**	70363 **(zip code)**
(985) 872-2100 **(Registrant's telephone number, including area code)**	

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant at March 1, 2002 was approximately $105,224,634.

The number of shares of the Registrant's common stock, no par value per share, outstanding at March 1, 2002 was 11,708,844.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement prepared for use in connection with the registrant's 2002 Annual Meeting of Shareholders to be held April 24, 2002 have been incorporated by reference into Part II and Part III of this Form 10-K.

GULF ISLAND FABRICATION, INC.
ANNUAL REPORT ON FORM 10-K FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PART I

Items 1 and 2. Business and Properties

Certain technical terms are defined in the "Glossary of Certain Technical Terms" appearing at the end of this Report.

General

Gulf Island Fabrication, Inc. (the "Company"), together with its subsidiaries, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. Structures and equipment fabricated by the Company include jackets and deck sections of fixed production platforms; hull and/or deck sections of floating production platforms (such as ("TLPs, SPARs and FPSOs"); piles, wellhead protectors, subsea templates and various production, compressor and utility modules; and offshore living quarters. Services provided by the Company include offshore interconnect pipe hook-up; inshore marine construction; manufacture and repair of pressure vessels; and steel warehousing and sales.

The Company was founded in 1985 by a group of investors, including Alden J. "Doc" Laborde and Huey J. Wilson, and began operations at its fabrication yard on the Houma Navigation Canal in southern Louisiana, approximately 30 miles from the Gulf of Mexico. The Company's primary facilities are located on 620 acres, of which 271 are currently developed for fabrication activities with 347 acres available for future expansion. These facilities allow the Company to build jackets for installation in water depths of up to 800 feet and deck sections for fixed or floating production platforms for use in unlimited water depths. In addition, the Company is able to build certain hull sections of floating production platforms, typically for use in water depths greater than 1,000 feet.

On January 2, 1997, Gulf Island Fabrication, Inc. acquired Dolphin Services, Inc. and two related companies (collectively, "Dolphin Services"), which perform offshore and inshore fabrication and construction services (the "Dolphin Acquisition"), and in April 1997, completed the initial public offering (the "Initial Public Offering") of its common stock, no par value per share (the "Common Stock"). Effective January 1, 1998, the Company acquired all of the outstanding shares of Southport, Inc. and its wholly owned subsidiary Southport International, Inc. (collectively "Southport"). Southport specializes in the fabrication of living quarters for offshore platforms. The purchase price was $6.0 million cash, plus contingent payments of up to an additional $5.0 million based on Southport's net income over a four-year period ending December 31, 2001. On October 26, 2000, the Company effectively eliminated the possibility of contingency payments by reaching an agreement with the former shareholders of Southport, Inc. to an early payout amount of approximately $2.0 million.

In April 1998 the Company formed a limited liability company called MinDOC, L.L.C. to patent, design and market a deepwater floating, drilling, and production concept ("MinDOC"). During 2001, three of the participants terminated their respective interests in MinDOC, L.L.C. thus, since October 1, 2001, the Company has owned a 60% interest in MinDOC, L.L.C. with the balance owned by an engineering company. Prior to October 1, 2001, the Company's investment in MinDOC, L.L.C. was accounted for under the equity method of accounting for investments with its share of operating results included in other income as an expense in the statements of income. Effective October 1, 2001, the Company's investment in MinDOC, L.L.C. and resulting operations were consolidated within the consolidated financial statements of Gulf Island Fabrication, Inc.

In November 1999 the Company announced that it had formed a wholly owned subsidiary, Gulf Island MinDOC Company ("GIMCO"), to develop and market deepwater oil and gas production structures, including a MinDOC, the deepwater floating, drilling, and production concept that the Company has a proprietary interest in. When fully operational, the subsidiary will be headquartered in Houston, Texas.

Effective January 1, 2000, all of the operating assets, buildings and properties owned directly by the Company were placed in Gulf Island, L.L.C., a wholly owned subsidiary formed to conduct all of the fabrication and other operations previously conducted directly by the Company. As a result, the existing Gulf Island Fabrication, Inc. now serves as a holding company and conducts all of its operations through its subsidiaries.

Description of Operations

The Company's primary activity is the fabrication of offshore drilling and production platforms, including jackets and deck sections of fixed production platforms, hull and/or deck sections of floating production platforms (such as TLPs, SPARs, and FPSOs), piles, wellhead protectors, subsea templates and various production, compressor and utility modules. The Company also has the ability to produce and repair pressure vessels used in the oil and gas industry, refurbish existing platforms and fabricate various other types of steel structures. With its acquisition of Southport, the Company has also increased its presence in the market for the fabrication of living quarters for installation on such platforms.

The Company uses the latest welding and fabrication technology available, and all of the Company's products are manufactured in accordance with industry standards and specifications, including those published by the American Petroleum Institute, the American Welding Society and the American Society of Mechanical Engineers. All of the Company's operating subsidiaries are certified as either ISO 9001 or ISO 9002 fabricators for their respective quality assurance programs. See "— Safety and Quality Assurance."

Fabrication of Offshore Platforms. The Company fabricates structural components of fixed platforms for use in the offshore development and production of oil and gas. A fixed platform is the traditional type of platform used for the offshore development and production of oil and gas, although in recent years there has been an increase in the use of floating production platforms as a result of increased drilling and production activities in deeper waters. Most fixed platforms built today can accommodate both drilling and production operations. These combination platforms are large and generally more costly than single-purpose structures. However, because directional drilling techniques permit a number of wells to be drilled from a single platform and because drilling and production can take place simultaneously, combination platforms are often more cost effective.

The most common type of fixed platform consists of a jacket (a tubular steel, braced structure extending from the mudline on the seabed to a point above the water surface) which is supported on tubular pilings driven deep into the seabed and supports the deck structure located above the level of storm waves. The deck structure, extending above the surface of the water and attached to the top end of the jacket, is designed to accommodate multiple functions, including drilling, production, separating, gathering, piping, compression, well support and crew quartering. Platforms can be joined by bridges to form complexes of platforms for very large developments or to improve safety by dividing functions among specialized platforms. Jacket-type platforms are generally the most viable solution for water depths of 1,000 feet or less. Although there is no height limit to the size of the jackets that can be fabricated at the Company's facilities, the dimensions of the Houma Navigation Canal prevent the transportation to the Gulf of Mexico of most jackets designed for water depths exceeding 800 feet. The Company can, however, build decks, piping and equipment modules, living quarters, piles and other components of platforms for installation in any water depth. Often, customers split projects among fabricators, contracting with different companies for the fabrication of the jacket, deck sections, living quarters and piles for the same platform. Through the construction of these components the Company participates in the construction of platforms requiring jackets that are larger than those the Company can transport through the Houma Navigation Canal.

Most of the steel used in the Company's operations arrives at the Company's fabrication yards as steel plate. The plate is cut and rolled into tubular sections at rolling mills in the fabrication yards. The tubular sections (which vary in diameter up to 12 feet) are welded together in long straight tubes to become legs or into shorter tubes to become part of the network of bracing that supports the legs. Various cuts and welds in the fabrication process are made by computer-controlled equipment that operates from data developed during the design of the structure. The Company's ability to fabricate and assemble the large tubular sections needed for jackets built for use in water depths over 300 feet distinguish the Company from all but three of its domestic competitors.

Jackets are built on skidways (which are long parallel rails along which the jacket will slide when it is transferred to a barge for towing out to sea) and are generally built in sections so that, to the extent possible, much of their fabrication is done on the ground. As each section of legs and bracing is complete, large crawler cranes pick up an entire side and "roll up" the section, which is then joined to another uprighted section. When a jacket is complete and ready for launch, it is pulled along the skidway onto a launch barge, which is gradually deballasted to compensate for the weight of the structure as more of it moves aboard the barge. Using ocean-going tugs, the barge and jacket are transported to the offshore installation site.

Decks are built either as single structures or in sections and are installed on location by marine construction contractors. The composition and quantity of petroleum in the well stream generally determine the makeup of the production deck on a processing platform. Typical deck equipment includes crude oil pumps, gas and oil separators and gas compressors. Unlike large jackets, which are transported in a horizontal position, decks are transported upright and, as a result, are not subject to the width restrictions of the Houma Navigation Canal. Therefore, the only limitation on the Company's ability to fabricate decks is the weight capacity of the barges that transport the decks from the Company's yard to the installation site. Barges currently exist that have the weight capacity and other characteristics required to transport even the largest of the decks currently installed in the Gulf of Mexico, and management believes that currently there are no decks installed in the Gulf of Mexico that could not have been constructed at the Company's facilities. While larger deck structures to be built in the future could exceed the capacities of currently existing barges, management does not believe that this will materially affect its share of the market for deck construction.

The Company can also fabricate sections of, and structures used in connection with, TLPs. TLPs consist of a deck that sits atop one or more column-shaped hulls, which are positioned on site with vertical tendons running from the hulls to the seabed. The tendons hold the hulls partially submerged and are highly tensioned using the buoyancy of the hulls. This system develops a restoring force against wave, wind and current actions in proportion to the lateral displacement of the vessel. Wells for a TLP are often pre-drilled through a subsea template. Long, flexible production risers, which carry the petroleum to the deck of the TLP, are supported in tension by mechanical tensioner machines on the platform's deck and are directly subject to wave, wind and current forces. TLPs can be used in any water depth and are generally better suited than fixed platforms for water depths greater than 1,000 feet.

The size of a TLP depends on a number of factors, including the intended scope of production of the platform, the length of the production risers connected to the platform, the size of the deck to be installed on the platform and the water depth for which the platform is designed. The Company can fabricate deck sections for use with TLPs of any size. The constraints of the Houma Navigation Canal, however, limit the Company's ability to deliver certain hulls for use with TLPs, depending on the size and weight of the hull sections. In July 1998 the Company completed the fabrication of the deck section and floating hull of a TLP designed for installation in 1,800 feet of water. In August 1999 the Company completed the construction of a similar hull that was installed in 3,200 feet of water. To the Company's knowledge, these are the first two TLPs of this size to be constructed entirely in the United States. With TLP's and other floating concepts as the alternative of choice for deepwater drilling and production platforms, and the Company's participation in this arena firmly established, the Company will participate in the continued expansion into the deepwater areas.

The Company has fabricated subsea templates for use in connection with TLPs, which are structures that are installed on the seabed before development drilling begins. As exploration and drilling move into the deepwater of the Gulf of Mexico, the Company believes that there will be increased opportunities to fabricate subsea templates, as well as decks and other structures, for use in connection with TLPs.

The Company also fabricates piles and other rolled goods, templates, bridges for connecting offshore platforms, wellhead protectors, various production, compressor and utility modules and other structures used in offshore oil and gas production and development activities. All of the Company's products are installed by marine construction contractors.

Through Dolphin Services, the Company also provides interconnect piping services on offshore platforms, inshore steel and wood structure construction, fabrication of pressure vessels and large and small packaged skid units, and steel warehousing and sales. Interconnect piping services involve sending employee crews to offshore platforms that have been installed in the Gulf of Mexico in order to perform welding and other activities required to connect production equipment, service modules and other equipment to a platform prior to its becoming operational. Dolphin Services also contracts with oil and gas companies that have platforms and other structures located in the inland lakes and bays throughout the Southeast for various on-site construction and maintenance activities. At its existing facility, a quarter of a mile from the Company's main yard, Dolphin Services can fabricate jackets up to 100 feet tall along with decks and other steel structures. Dolphin Services has also been active in the refurbishment of existing platforms. Platform operators occasionally remove platforms previously installed in the Gulf of Mexico and return the platforms to a fabricator for refurbishment, which usually consists of general repairs, maintenance work and modification.

Through Southport, the Company fabricates living quarters, primarily for offshore platforms, ranging in size from 4 to 250 beds.

Facilities and Equipment

Facilities. The Company's corporate headquarters and main fabrication yard are located on the east bank of the Houma Navigation Canal at Houma, Louisiana, approximately 30 miles from the Gulf of Mexico. This facility is situated on approximately 140 acres, of which 100 acres are developed for fabrication, and includes one 17,000 square foot building that houses administrative staff, 180,000 square feet of covered fabrication area, over 17,000 square feet of warehouse storage area and 8,000 square feet of training and medical facilities. The main yard also has approximately 2,800 linear feet of water frontage, of which 1,500 feet is steel bulkhead that permits outloading of heavy structures. In December 2001 the Company began purchasing material for the construction of a new fabrication building scheduled to be completed in the third quarter of 2002. When completed, the new building will be 250 feet wide, 350 feet deep and 100 feet high. This will provide an additional 87,500 feet of covered fabrication area to the Company's existing facilities. The new building will allow the Company to fabricate large deck sections that measure 100 feet wide and weigh up to 800 tons under a totally covered fabrication area.

The Company's west yard is located across the Houma Navigation Canal from the main yard on 437 acres, 130 acres of which are developed for fabrication and over 300 acres of unimproved land, which could be used for expansion. The west yard, which has approximately 72,000 square feet of covered fabrication area and 4,600 square feet of warehouse storage area, spans 6,750 linear feet of the Houma Navigation Canal, of which 2,350 feet is steel bulkhead.

Dolphin Services operates from a 20-acre site located approximately a quarter of a mile from the Company's main yard on a channel adjacent to the Houma Navigation Canal. The facility includes a 9,900 square foot building that houses administrative staff, approximately 14,000 square feet of covered fabrication area, 1,500 square feet of warehouse storage area, a 10,000 square foot blasting and coating facility and 600 linear feet of steel bulkhead. Dolphin Services also operates a commercial steel sales division and a pressure vessel shop. The steel sales division operates a three acre facility adjacent to the Company's main yard with a product line that includes pressure vessel plates and other products that utilize Gulf Island, L.L.C.'s capability to process the steel by cutting, shaping, forming and painting.

The vessel shop can manufacture pressure vessels up to eleven feet in diameter and eight inches in thickness. The shop is equipped with a Cypress Circle Cutter, auto core flux and submerged arc welding equipment. The vessel shop can also accommodate the construction of a 50 ton skid unit inside the facility.

In January 2001 Southport relocated its operations to the east bank of the Houma Navigation Canal across Thompson Road from the Company's main fabrication yard. In February 2001 the Company purchased an additional 11.7 acres of land adjacent to it's existing property. The expanded facility covers 23 acres and includes a two-story, 5,000 square foot administration building with an attached 5,300 square foot warehouse. Also located on the property is an additional two-story, 2,100 square foot administration building. The property has approximately 1,850 linear feet of water frontage, of which 380 linear feet is steel bulkhead that permits docking of large ocean going vessels and the outloading of heavy loads.

The Company owns all of the foregoing properties.

Equipment. The Company's main yard houses its Model 34 and Model 20 plate bending rolls, a Frye Wheelabrator grit blast system, a hydraulic plate shear, a hydraulic press brake and various other equipment needed to build offshore structures and fabricate steel components. The Company's west yard has a Bertsch Model 38 plate bending roll, a computerized Vernon brace coping machine used for cutting steel in complex geometric sections and various other equipment used in the Company's fabrication business. The Company also currently uses 14 crawler cranes, which range in tonnage capacity from 150 to 300 tons and service both of the Company's yards. The Company owns these cranes, thus avoiding the need to rent cranes on a monthly basis except in times of very high activity levels. The Company has a computerized numeric controlled plasma-arc cutting system that cuts and bevels steel up to one inch thick at a rate of two hundred inches per minute. The system can also etch into steel for piece markings and layout markings at a rate of three hundred inches per minute. The Company performs routine repairs and maintenance on all of its equipment.

The Company's plate bending rolls allow it to roll and weld into tubular pipe sections approximately 50,000 tons of plate per year. By having such capacity at its fabrication facility, the Company is able to coordinate all aspects of platform construction, thereby reducing the risk of cost overruns, delays in project completion, and labor costs. In addition, these facilities allow the Company to participate as subcontractor on projects awarded to other contractors. The Company has a state of the art, fully enclosed, and environmentally friendly blast and coating facility that can operate 24 hours a day. The facility is automated and provides blasting and coating activities in support of the Company's fabrication projects. The design output of the facility also allows the Company to provide blast and paint services to the local shipbuilding industry. The use of this equipment provides the Company a competitive advantage by reducing labor costs and demonstrates the Company's commitment to being a good neighbor to the community and the environment.

Dolphin Services owns three spud barges and leases one barge for use in connection with its inshore construction activities, with each barge being equipped with a crane that has the lifting capacity of 60 to 100 tons. Dolphin Services also owns two Manitowoc 4100 cranes with lifting capacities of 200 to 230 tons and five smaller crawler cranes ranging from 60 to 100 tons lifting capacity.

Materials and Supplies

The principal materials and supplies used by the Company in its fabrication business, standard steel shapes, steel plate, welding gases, fuel oil, gasoline and paint, are currently available in adequate supply from many sources. The Company does not depend upon any single supplier or source.

Safety and Quality Assurance

Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. The Company's safety department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees and subcontractors, daily crew safety meetings and first aid and CPR training. The Company also employs four in-house medical personnel. The Company has a comprehensive drug program and conducts periodic employee health screenings. A safety committee, whose members consist of management representatives and peer-elected field representatives, meets twice a month to discuss safety concerns and suggestions that could prevent accidents. The Company also rewards its employees with safety awards every three months. These awards are the result of observations and audits performed by the safety department and front line supervision.

The Company fabricates to the standards of the American Petroleum Institute, the American Welding Society, the American Society of Mechanical Engineers and specific customer specifications. The Company uses welding and fabrication procedures in accordance with the latest technology and industry requirements. Training programs have been instituted to upgrade skilled personnel and maintain high quality standards. In addition, the

Company maintains on-site facilities for the non-destructive testing of all welds, which process is performed by an independent contractor.

Gulf Island, L.L.C. and Dolphin Services are certified as ISO 9002 fabricators. Southport is certified as an ISO 9001 fabricator. ISO 9001 and ISO 9002 are internationally recognized verification systems for quality management overseen by the International Standard Organization based in Geneva, Switzerland. The certification is based on a review of the Company's programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification.

Customers and Contracting

The Company's customers are primarily major and independent oil and gas exploration and production companies. Over the past five years, sales of structures used in the Gulf of Mexico by oil and gas exploration and production companies accounted for approximately 86% of the Company's revenue. The balance of its revenue was derived from the fabrication of structures installed outside the Gulf of Mexico, including offshore West Africa and Latin America.

A large portion of the Company's revenue has historically been generated by a few customers (El Paso Corporation, Anadarko Petroleum Corporation, ChevronTexaco Corp. and Global Industries Ltd.), although not necessarily the same customers from year-to-year. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year) accounted for 21% (El Paso Corporation which includes projects for a subsidiary of The Coastal Corporation prior to its merger with El Paso Corporation), 13% (Anadarko), and 33% (Texaco, Inc., prior to its merger with Chevron Corp., and Global Industries combined) of revenue for fiscal 2001, 2000, and 1999, respectively. In addition, at December 31, 2001, 62% of the Company's backlog was for the same customer, which was for a large topside destined for deepwater Gulf of Mexico. Because the level of fabrication that the Company may provide to any particular customer depends, among other things, on the size of that customer's capital expenditure budget devoted to platform construction plans in a particular year and the Company's ability to meet the customer's delivery schedule, customers that account for a significant portion of revenue in one fiscal year may represent an immaterial portion of revenue in subsequent years.

Most of the Company's projects are awarded on a fixed-price or alliance/partnering basis, and while customers may consider other factors, including the availability, capability, reputation and safety record of a contractor, price and the ability to meet a customer's delivery schedule are the principal factors on which the Company is awarded contracts. The Company's contracts generally vary in length from one month to twenty-four months depending on the size and complexity of the project. Generally, the Company's contracts and projects are subject to termination at any time prior to completion, at the option of the customer. Upon termination, however, the customer is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, cancellation fees.

Under fixed price contracts, the Company receives the price fixed in the contract, subject to adjustment only for change orders approved by the customer. As a result, the Company retains all cost savings but is also responsible for all cost overruns. Under typical alliance/partnering arrangements, the Company and the customer agree in advance to a target price that includes specified levels of labor and material costs and profit margins. If the project is completed at less cost than that targeted in the contract, the contract price is reduced by a portion of the savings. If the cost of completion is greater than that targeted in the contract, the contract price is increased, but generally to the target price plus the actual incremental cost of materials and direct labor costs. Accordingly, under alliance/partnering arrangements, the Company has some protection from cost overruns but also shares a portion of any cost savings with the customer. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. Because the Company generally prices materials as pass-through items on its contracts, the cost and productivity of the Company's labor force are the primary factors affecting the Company's operating costs. Consequently, it is essential that the Company control the cost and productivity of the direct labor hours worked on the Company's projects. As an aid to achieving this control, the Company places a single project manager in charge of the production operations related to each project and gives significant discretion to the project manager, with oversight by the applicable subsidiary's President and the Company's Executive Vice President of Operations. As an incentive to control costs, the Company gives bonuses to its employees totaling 5% of the Company's income before taxes.

Seasonality

Although high activity levels in the oil and gas industry and capacity limitations can somewhat diminish the seasonality of the Company's operations, the Company's operations have historically been subject to seasonal variations in weather conditions and daylight hours. Since most of the Company's construction activities take place outdoors, the number of direct labor hours worked generally declines during the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. In addition, the Company's customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the installation of their platforms. As a result, a disproportionate portion of the Company's income has historically been earned during the second and third quarters of the year, and in the past the Company has occasionally incurred losses during the first and fourth quarters of the year.

The table below indicates for each quarter of the Company's last three fiscal years the percentage of the annual revenue, gross profit and net income, and the number of direct labor hours worked.

	2001				2000				1999			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenue	24%	30%	27%	19%	28%	25%	25%	22%	25%	23%	24%	28%
Gross profit	15%	37%	30%	18%	24%	23%	23%	30%	29%	28%	25%	18%
Net income	13%	40%	30%	17%	26%	25%	24%	25%	29%	29%	26%	16%
Direct labor hours (in 000's)	411	460	445	343	434	410	408	400	500	459	459	433

Because of this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Reductions in industry activity levels may tend to increase the seasonality of the Company's operations.

Competition

The offshore platform fabrication industry is highly competitive and influenced by events largely outside of the control of offshore platform fabrication companies. Platform fabrication companies compete intensely for available projects, which are generally awarded on a competitive bid basis with customers usually requesting bids on projects one to three months prior to commencement. The Company's marketing staff contacts oil and gas companies believed to have fabrication projects scheduled to allow the Company an opportunity to bid for the projects. Although price and the contractor's ability to meet a customer's delivery schedule are the principal factors in determining which qualified fabricator is awarded a contract for a project, customers also consider, among other things, the availability of technically capable personnel and facility space, a fabricator's efficiency, condition of equipment, reputation, safety record and customer relations.

The Company currently has three primary competitors, Technip CSO/Aker Gulf Marine, McDermott International, Inc., and Kiewit Offshore Services, for the fabrication of platform jackets to be installed in the Gulf of Mexico in water depths greater than 300 feet. In addition to these three companies, the Company primarily competes with five other fabricators for platform jackets for intermediate water depths from 150 feet to 300 feet. A number of other companies compete for projects designed for shallower waters as well as for the projects typically performed by Southport. Certain of the Company's competitors have greater financial and other resources than the Company.

Management believes that, while new competitors can enter the market for smaller structures relatively easily, it is more difficult to enter the market for jackets designed for use in water depths greater than 300 feet.

This difficulty results from the substantial investment required to establish an adequate facility, the difficulty of locating a facility adjacent to an adequate waterway due to environmental and wetland regulations, and the limited availability of experienced supervisory and management personnel.

Management believes that the Company's competitive pricing, expertise in fabricating offshore structures and its certification as ISO 9001 and ISO 9002 fabricators will enable it to continue to compete effectively for projects destined for international waters. The Company recognizes, however, that foreign governments often use subsidies and incentives to create jobs where oil and gas production is being developed. In addition, the increased transportation costs that are incurred when exporting structures from the U.S. to foreign locations may hinder the Company's ability to successfully bid for projects against foreign competitors. Because of subsidies, import duties and fees, taxes on foreign operators, lower wage rates in foreign countries, fluctuations in the value of the U.S. dollar, the possible imposition of tariffs on raw materials imported into the United States and other factors, the Company may not be able to remain competitive with foreign contractors for projects designed for use in international waters as well as those designed for use in the Gulf of Mexico.

Backlog

As of December 31, 2001, the Company's backlog was $54.4 million, $44.1 million of which management expects to be performed during 2002. Of the $54.4 million backlog at December 31, 2001, approximately 62% was for the same customer, which was for a large topside destined for deepwater Gulf of Mexico.

The Company's backlog is based on management's estimate of the direct labor hours required to complete, and the remaining revenue to be recognized with respect to, those projects as to which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts, letters of intent or other forms of authorization received by our Company. Often, however, management's estimates are based on incomplete engineering and design specifications. As engineering and design plans are finalized or changes to existing plans are made, management's estimate of the direct labor hours required to complete and price at completion for such projects is likely to change. In addition, all projects currently included in the Company's backlog are subject to termination at the option of the customer, although the customer in that case is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some instances, pay the Company cancellation fees.

Government and Environmental Regulation

Many aspects of the Company's operations and properties are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. The exploration and development of oil and gas properties located on the outer continental shelf of the United States is regulated primarily by the Minerals Management Service (United States Department of the Interior) ("MMS"). The MMS has promulgated federal regulations under the Outer Continental Shelf Lands Act requiring the construction of offshore platforms located on the outer continental shelf to meet stringent engineering and construction specifications. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. The Company believes that its operations are in compliance with these and all other regulations affecting the fabrication of platforms for delivery to the outer continental shelf of the United States. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, can be affected by changes in taxes, price controls and other laws and regulations relating to the oil and gas industry. Offshore construction and drilling in certain areas has also been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental actions are taken that prohibit or restrict offshore construction and drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore construction industry in particular, the business and prospects of the Company could be adversely affected, although such restrictions in the areas of the Gulf of Mexico where the Company's products are used have not been substantial. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations.

The Houma Navigation Canal provides the only means of access for the Company's products from the Company's facilities to open waters. The Houma Navigation Canal is considered to be a navigable waterway of the United States and, as such, is protected by federal law from unauthorized obstructions that would hinder water-borne traffic. Federal law also authorizes federal maintenance of the canal by the United States Corps of Engineers. The canal requires bi-annual dredging to maintain its water depth and, while federal funding for this dredging has been provided for over 30 years, there is no assurance that Congressional appropriations sufficient for adequate dredging and other maintenance of the canal will be continued indefinitely. If sufficient funding were not appropriated for that purpose, the Houma Navigation Canal could become impassable by barges required to transport many of the Company's products, with the result that the Company's operations and financial position could be materially and adversely affected.

The Company's operations and properties are subject to a wide variety of increasingly complex and stringent foreign, federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar foreign, state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has all material permits, licenses and certificates necessary for the conduct of its existing business.

The Company's compliance with these laws and regulations has entailed certain additional expenses and changes in operating procedures, which historically have resulted in approximately $180,000 in expenditures per year. The Company believes that compliance with these laws and regulations will not have a material adverse effect on the Company's business or financial condition for the foreseeable future. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which expenditures may be material.

Certain activities engaged in by employees of the Company, including interconnect piping and other service activities conducted on offshore platforms and activities performed on the spud barges owned by the Company, are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees and, instead, permit them or their representatives to pursue actions against the Company for damages or job related injuries, with generally no limitations on the Company's potential liability. The Company's ownership and operation of vessels can give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business.

In addition to government regulation, various private industry organizations, such as the American Petroleum Institute, the American Society of Mechanical Engineers and the American Welding Society, promulgate technical standards that must be adhered to in the fabrication process.

Insurance

The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities. All policies are subject to deductibles and other coverage limitations. The Company also maintains a builder's risk policy for its construction projects and general liability insurance. The Company and its subsidiary, Gulf Island, L.L.C., are self-insured for workers' compensation liability except for losses in excess of $300,000 per occurrence for Louisiana workers' compensation and for U.S. longshoreman and harbor workers' coverage. Dolphin Services and Southport are conventionally insured for workers' compensation liability with deductibles of $100,000 and $25,000, respectively. The Company also maintains maritime employer's liability insurance. Although management believes that the Company's insurance is adequate, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise.

Employees

The Company's workforce varies based on the level of ongoing fabrication activity at any particular time. During 2001, the number of Company employees ranged from approximately 690 to 850. As of March 1, 2002, the Company had approximately 750 employees. Although the seasonality of the Company's operations may cause a decline in Company output during the winter months, the Company generally does not lay off employees during those months but reduces the number of hours worked per day by many employees to coincide with the reduction in daylight hours during that period. None of the Company's employees are employed pursuant to a collective bargaining agreement, and the Company believes that its relationship with its employees is very good.

The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers, primarily welders, fitters and equipment operators. In addition, the Company's ability to expand its operations depends not only upon customer demand but also the Company's ability to increase its labor force. The demand for such workers is high and the supply is extremely limited, especially during periods of high activity in the oil and gas industry. While the Company believes its relationship with its skilled labor force is very good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurred, in the near-term, the profits expected by the Company from work in progress could be reduced or eliminated and, in the long-term, to the extent such wage increases could not be passed on to the Company's customers, the production capacity of the Company could be diminished and the growth potential of the Company could be impaired.

As part of an effort to maintain its workforce, the Company has instituted and enhanced several incentive programs and expanded its training facility for its current employees. The Company has facilities to train its employees on productivity and safety matters. The Company is committed to training its employees and offers advancement through in-house and outsourced training programs for skilled craft, supervisory and management personnel.

Cautionary Statement Concerning Forward-Looking Information

Certain statements included in this report and in oral statements made from time to time by management of the Company that are not statements of historical fact are forward-looking statements. In this report, forward-looking statements are included primarily in the sections entitled "Business and Properties," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "expect," "believe," "anticipate," "project," "plan," "estimate," "predict" and similar expressions often identify forward-looking statements. All such statements are subject to factors that could cause actual results and outcomes to differ materially from the results and outcomes predicted in the statements and investors are cautioned not to place undue reliance upon them. These factors include, among others, the timing and extent of changes in the prices of crude oil and natural gas; the timing of new projects and the Company's ability to obtain them; competitive factors in the heavy marine fabrication industry; and the Company's ability to successfully complete the testing, production and marketing of the MinDOC and other deepwater production systems and to develop and provide financing for them.

Item 3. Legal Proceedings

The Company is subject to various routine legal proceedings in the normal conduct of its business primarily involving commercial claims, workers' compensation claims, and claims for personal injury under general maritime laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of any such proceedings, even if determined adversely, would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 4A. Executive Officers of the Registrant

Listed below are the names, ages and offices held by each of the executive officers of the Company as of March 1, 2002. All officers of the Company serve at the pleasure of the Company's Board of Directors.

Name	Age	Position
Kerry J. Chauvin	54	Chairman of the Board, President and Chief Executive Officer
Kirk J. Meche	39	Executive Vice President—Operations and President of Gulf Island, L.L.C. (fabrication subsidiary)
Murphy A. Bourke	57	Executive Vice President—Marketing
Joseph P. Gallagher, III	51	Vice President—Finance, Chief Financial Officer, and Treasurer

Kerry J. Chauvin was elected Chairman of the Board effective April 25, 2001. Mr. Chauvin has served as the Company's President since the Company's inception and has served as Chief Executive Officer since January 1990. Mr. Chauvin also served as the Company's Chief Operating Officer from inception to January 1990. He has over 20 years of experience in the fabrication industry including serving from 1979 to 1984 as President of Delta Fabrication, the assets of which were purchased by the Company in 1985, and as Executive Vice President, General Manager and Manager of Engineering with Delta Fabrication from 1977 to 1979. From 1973 to 1977, he was employed by Delta Shipyard as Manager of New Construction and as a Project Manager. Mr. Chauvin holds both an M.B.A. degree and a B.S. degree in Mechanical Engineering from Louisiana State University.

Kirk J. Meche became Executive Vice President—Operations of the Company and President of Gulf Island, L.L.C. effective February 1, 2001. Mr. Meche served as President of Southport, Inc. from December 1999 to February 2001 and Vice President of Operations from February 1999 to December 1999. He was a Project Manager for the Company from 1996 to 1999. Mr. Meche served in various capacities with McDermott Fabrication and Shipyard from 1985 to 1996 including Structural Engineer, Hull Engineering Supervisor and Project Manager. He received his B.S. degree in Engineering Design from Louisiana State University in 1985.

Murphy A. Bourke has been Executive Vice President—Marketing since January 1, 2000, and was Vice President—Marketing since the Company began operations in 1985. Mr. Bourke also served as Vice President Marketing for Delta Fabrication from 1979 to 1984 and as the General Sales Manager of Louisiana State Liquor Distributors, Inc., a beverage distributor, from 1972 to 1979. He holds a B.A. degree in marketing from Southeastern Louisiana University.

Joseph P. "Duke" Gallagher, III was elected Vice President—Finance and Chief Financial Officer of the Company in January 1997. Mr. Gallagher served as the Company's Controller from 1985 until 1997. He has been the Company's Treasurer since 1986 and served as the Company's Secretary from January 1993 until April 1999. From 1981 to 1985, he was employed as the Controller of TBW Industries, Incorporated, a manufacturer of machinery and pressure vessels, and from 1979 to 1981 as the Assistant Controller of Brock Exploration Corporation, a publicly traded oil and gas exploration company. Mr. Gallagher, a Certified Public Accountant, also worked as a Senior Auditor for the accounting firm A.A. Harmon & Co., CPA's Inc. He received a B.S. degree in Production Management in 1973 from the University of Southwestern Louisiana.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock, no par value per share (the "Common Stock"), is traded on the Nasdaq Stock Market under the symbol "GIFI." At March 8, 2002, the Company had approximately 2,300 holders of record of Common Stock.

The following table sets forth the high and low bid prices per share of the Common Stock, as reported by the Nasdaq Stock Market, for each fiscal quarter of the two most recent fiscal years.

	High	Low
Fiscal Year 2001		
First Quarter	$20.50	$16.13
Second Quarter	18.25	14.30
Third Quarter	14.34	7.75
Fourth Quarter	13.02	7.84
	High	Low
Fiscal Year 2000		
First Quarter	$14.63	$ 8.56
Second Quarter	19.00	11.75
Third Quarter	18.69	14.00
Fourth Quarter	19.50	13.00

The Company has not paid dividends since 1997. The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business and, therefore, does not plan to pay cash dividends to holders of its Common Stock in the foreseeable future.

Information about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of December 31, 2001 will be included in the Company's definitive Proxy Statement prepared in connection with the 2002 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data as of the dates and for the periods indicated. The historical financial data for each year in the five-year period ended December 31, 2001 are derived from the audited financial statements of the Company. The table also sets forth unaudited pro forma financial information as of and for the year ended December 31, 1997 that gives effect to the termination of the Company's S Corporation status, as further explained in Note 2 to this Item 6. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31,				
	2001	2000	1999	1998(1)	1997
	(in thousands, except per share data)				
Income Statement Data:					
Revenue	$113,697	$112,090	$120,241	$192,372	$136,355
Cost of revenue	98,330	101,648	105,813	156,326	112,033
Gross profit	15,367	10,442	14,428	36,046	24,322
General and administrative expenses	4,435	4,489	4,210	6,023	4,670
Operating income	10,932	5,953	10,218	30,023	19,652
Net interest income (expense)	1,067	1,298	681	172	(118)
Other, net income (expense)	(748)	(558)	(116)	(4)	9
Income before income taxes	11,251	6,693	10,783	30,191	19,543
Income taxes	3,990	2,507	4,097	11,359	5,973
Cumulative deferred tax provision (2)	—	—	—	—	1,144
Net income	$ 7,261	$ 4,186	$ 6,686	$ 18,832	$ 12,426
Income Summary Data (Pro Forma 1997 (unaudited)):					
Income before provision for income taxes					$ 19,543
Provision for income taxes					5,976
Provision for income taxes (2)					1,379
Net income					$ 12,188
Basic earnings per share	$ 0.62	$ 0.36	$ 0.57	$ 1.62	$ 1.15
Diluted earnings per share	$ 0.62	$ 0.36	$ 0.57	$ 1.61	$ 1.14
Weighted-average common shares	11,704	11,666	11,638	11,630	10,633
Adjusted weighted-average common shares	11,789	11,756	11,691	11,703	10,700

	As of December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 46,601	$ 37,175	$ 31,787	$ 25,239	$ 17,555
Property, plant and equipment, net	41,666	42,662	43,664	45,418	34,505
Total assets	102,538	96,062	95,049	97,740	67,678
Debt	—	—	—	3,000	—

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Operating Data:					
Direct labor hours worked (3)	1,659	1,652	1,851	2,615	2,150
Backlog (4)					
Direct labor hours	838	437	682	1,079	1,341
Dollars	$ 54,400	$ 26,600	$ 38,900	$ 67,300	$ 86,300

(1) Includes results of operations of Southport, Inc. from January 1, 1998.

(2) Includes pro forma effect for the application of federal and state income taxes to the Company as if it were a C Corporation for tax purposes. Prior to the Initial Public Offering, the Company elected to terminate its S Corporation status. As a result, the Company became subject to corporate level income taxation. In conjunction with the termination of S Corporation status, the Company paid a distribution of $14 million to its shareholders representing substantially all of the Company's remaining undistributed S Corporation earnings through April 4, 1997. The S Corporation earnings for the period April 1, 1997 to April 4, 1997 were an immaterial part of the total distribution. The balance sheet of the Company as of December 31, 1997 reflected a deferred income tax liability of $1.9 million, which included $1.1 million of deferred income tax liability that resulted from the termination of the S Corporation status.

(3) Direct labor hours are hours worked by employees directly involved in the production of the Company's products.

(4) The Company's backlog is based on management's estimate of the number of direct labor hours required to complete, and the remaining revenues to be recognized with respect to, those projects on which a customer has authorized the Company to begin work or purchase materials.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Outlook

The Company's results of operations are affected primarily by (i) the level of exploration and development activity maintained by oil and gas exploration and production companies in the Gulf of Mexico, and to a lesser extent, foreign locations throughout the world; (ii) the Company's ability to win contracts through competitive bidding or alliance/partnering arrangements and (iii) the Company's ability to manage those contracts to successful completion. The level of exploration and development activity is related to several factors, including trends of oil and gas prices, exploration and production companies' expectations of future oil and gas prices, and changes in technology which reduce costs and improve expected returns on investment, especially in subsalt geological formations (which generally are located in 300 to 800 feet of water) and in deepwater (800 to 6,000 feet) areas of the Gulf of Mexico. Over the first three of the past seven years, generally favorable trends in these factors led to increased activity levels in the Gulf of Mexico. In the past four years, however, the distraction caused by consolidation activity by the oil and gas exploration and production companies and generally unfavorable trends in the exploration and development activity factors, have caused a corresponding reduction in the level of oil and gas development activity.

Development activity in water depths greater than 300 feet, where larger structures requiring more steel tonnage are needed, began declining in 1999 and continued to decline throughout 2000. This had a negative effect on the demand for the available capacity of the major platform fabricators serving the Gulf of Mexico, with a resulting decline in pricing levels for their services through the end of 2000. While 2001 did not result in a significant improvement in market conditions in the fabrication sector of the oil and gas industry, the Company did experience some stability in the awarding of projects, with several projects being awarded at increased pricing levels from 2000.

The combination of the backlog at December 31, 2000, projects awarded during 2001 with increased profit margins and continually improving market conditions, resulted in a stronger performance in 2001 compared to 2000. Revenue in 2001 was $113.7 million, a 1.4% increase compared to 2000 revenue, and net income was $7.3 million, a 73.5% increase compared to 2000 net income. In the third quarter of 2001 the Company was awarded a large topside destined for deep water Gulf of Mexico, resulting in a 105% increase in backlog at December 31, 2001 to $54.4 million compared to $26.6 million at December 31, 2000.

The dollar value of projects available in the market is significantly below those levels of four to five years ago. Competition for available projects remains intense and near term, future margins will likely remain uncertain. Cost reduction measures are continuously reviewed to meet these conditions. In the longer term, demand for the Company's services will continue to depend largely upon actual or anticipated prices for oil and gas, which are difficult to predict. At some point, however, it is expected that demand for the Company's products and services should recover as oil and gas reserves are reduced and the Company's customers are forced to replace them.

During 2001, the Company's workforce ranged from approximately 850 to 690 employees. Due to current demand for the Company's products and services, the Company does not anticipate the need to engage a material amount of contract labor in the foreseeable future.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see Note 1 to the consolidated financial statements), the following involve a higher degree of judgment and complexity.

Revenue Recognition

The majority of the Company's revenue is recognized on a percentage-of-completion basis based on the ratio of direct labor hours actually performed to date compared to the total estimated direct labor hours required for completion. Accordingly, contract price and cost estimates are reviewed monthly as the work progresses, and adjustments proportionate to the percentage of completion are reflected in revenue for the period when such estimates are revised. If these adjustments were to result in a reduction of previously reported profits, the Company would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment. Profit incentives from customers are included in revenue when their realization is reasonably assured. Claims for extra work or changes in scope of work are included in revenue when collection is probable. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined.

Goodwill Impairment—Southport Acquisition

In assessing the recoverability of the Company's excess of cost over the fair value of the net assets acquired (goodwill) from the Southport acquisition, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. During the year ended December 31, 2001, the Company evaluated goodwill for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," by estimating the future cash flows arising from existing contracts and projected contracts, specifically those for which bids were outstanding. The Company did not record an impairment charge during the year ended December 31, 2001. If the Company's estimates or their related assumptions were to change as it relates to estimated profit margins on contracts or the Company's assessment of the likelihood of the projected contracts being awarded, the Company may be required to record an impairment charge for these assets. At December 31, 2001, unamortized goodwill was $4.8 million.

Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company will apply the new rules for accounting for goodwill beginning in the first quarter of 2002. The Company has not yet determined the impact of the new standard on its financial position.

Results of Operations

Comparison of the Years Ended December 31, 2001 and 2000

The Company's revenue for the year ended December 31, 2001 was $113.7 million, an increase of 1.4%, compared to $112.1 million in revenue for the year ended December 31, 2000. Revenue for 2001 remained relatively stable when compared to 2000 revenue due to a consistent volume of direct labor hours applied to contracts for both years.

The cost of revenue consists of costs associated with the fabrication process, including direct costs (such as direct labor hours and raw materials) allocated to specific projects and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that are associated with production but are not directly related to a specific project. As a percentage of revenue, these costs were 86.5% and 90.7% for the years ended December 31, 2001 and 2000, respectively. The utilization of labor saving equipment enabled the Company to maintain production volumes while increasing profit margins. Also contributing to increased profit margins were increased product prices and discounts from major suppliers of material and services. Gross profit increased $4.9 million or 47.2% when comparing 2001 to 2000. For the year ended December 31, 2001, gross profit was $15.4 million (13.5% of revenue), compared to $10.4 million (9.3% of revenue) of gross profit for the year ended December 31, 2000.

The Company's general and administrative expenses were $4.4 million for the year ended December 31, 2001 compared to $4.5 million for the year ended December 31, 2000. These expenses as a percentage of revenue were 3.9% compared to 4.0% for the years ended December 31, 2001 and 2000, respectively. By continuously monitoring general and administrative costs, the Company was able to keep these costs relative to production volumes.

The Company's net interest income decreased to $1.1 million for the year ended December 31, 2001 compared to $1.3 million for 2000. The current reduction in interest income is the result of a reduction in short-term interest rates when comparing 2001 to 2000. Other expense increased to $748,000 in 2001 from $558,000 in 2000. This expense includes $288,000 related to the Company's portion of the net loss of MinDOC, L.L.C. as it continues to design and market the MinDOC floating platform concept for deepwater drilling and production. Also included in the other-net was $280,000 for the settlement of a lawsuit the Company had been involved in for several years and $180,000 resulting from a loss the Company had on the sale of the 13-acre facility Southport previously occupied in Harvey, Louisiana.

Comparison of the Years Ended December 31, 2000 and 1999

The Company's revenue for the year ended December 31, 2000 was $112.1 million, a decrease of 6.7%, compared to $120.2 million in revenue for the year ended December 31, 1999. Revenue decreased as a result of the delay in the anticipated recovery in the late cycle sectors, such as offshore fabrication, in which the Company operates. The prolonged delay in the recovery of offshore fabrication caused a reduced demand and, thus reduced margins on the goods and services the Company provides. These factors also generated a decrease in the volume of direct labor hours applied to contracts for the year ended December 31, 2000, compared to the year ended December 31, 1999 (1.7 million in 2000 versus 1.9 million in 1999). The combination of reduced volume and lower margins caused a 27.1% decrease in gross profit to $10.5 million (9.4% of revenue) for the year ended December 31, 2000 compared to gross profit of $14.4 million (12.0% of revenue) for the year ended December 31, 1999.

The cost of revenue consists of costs associated with the fabrication process, including direct costs (such as direct labor hours and raw materials) allocated to specific projects and indirect costs (such as supervisory labor, utilities, welding supplies and equipment costs) that are associated with production but are not directly related to a specific project. As a percentage of revenue, these costs were 90.6% and 88.0% for the years ended December 31, 2000 and 1999, respectively.

The Company's general and administrative expenses were $4.5 million for the year ended December 31, 2000 compared to $4.2 million for the year ended December 31, 1999. These expenses as a percentage of revenue were 4.0% compared to 3.5% for the years ended December 31, 2000 and 1999, respectively. The increase of approximately $300,000 was primarily related to increased legal fees related to negotiating the agreement with the former Southport, Inc. shareholders to an early payout of contingent payments.

The Company's net interest income increased to $1.3 million for 2000 compared to $681 thousand for 1999. The Company's cash provided by operations has remained at a level that has allowed the Company to make capital expenditures and acquisitions without incurring any debt, thus increasing its cash and short term investments. Other expense increased to $558,000 in 2000 from $116,000 in 1999. This expense is primarily comprised of the Company's portion of the net loss of MinDOC, L.L.C. as it continued to design and market the MinDOC floating platform concept for deepwater drilling and production.

Liquidity and Capital Resources

Historically the Company has funded its business activities through funds generated from operations and borrowings under its revolving line of credit (the "Revolver"). Net cash provided by operating activities was $12.0 million for the year ended December 31, 2001, while working capital was $46.6 million (an increase of 25.4%) at December 31, 2001. The ratio of current assets to current liabilities increased to 6.26 to 1 at December 31, 2001 from 4.6 to 1 at December 31, 2000. Net cash used in investing activities for the year ended December 31, 2001 was $11.2 million, which included $2.1 million of proceeds on the sale of property, $7.7 million for the purchase of short term investments, and $5.5 million of capital expenditures. In June 2001 the Company sold its 13 acre facility located in Harvey, Louisiana, which was occupied by Southport, Inc. prior to moving its operations to a facility in Houma, Louisiana. The Company's capital expenditures during 2001 were for improvements to its production facilities and for equipment designed to increase the capacity of its facilities and the productivity of its labor force.

The Company's Revolver provides for a revolving line of credit of up to $20.0 million, which bears interest equal to, at the Company's option, the prime lending rate established by Bank One Corporation or LIBOR plus 1.5%. The Revolver matures December 31, 2003, and is secured by a mortgage on the Company's real estate, equipment and fixtures. The Company paid a fee on a quarterly basis of three-sixteenths of one percent per annum on the average unused portion of the line of credit. At December 31, 2001, there were no borrowings outstanding under the credit facility, but the Company did have letters of credit outstanding totaling $1,415,000 which reduces the unused portions of the Revolver. The Company is required to maintain certain covenants, including balance sheet and cash flow ratios. At December 31, 2001, the Company was in compliance with these covenants.

The Company's Board of Directors approved a capital budget of $12.6 million for 2002, including additional yard and facility expansion improvements. Specifically approved in the budget is $6.2 million for the construction of a new fabrication building to be located in the main yard scheduled to be completed in the third quarter of 2002. When completed the new building will be 250 feet wide, 350 wide deep and 100 feet high. This will provide an additional 87,500 square feet of covered fabrication area to the Company's existing facilities. The new building will allow the Company to fabricate large deck sections that measure 100 feet wide and weigh up to 800 tons under a totally covered fabrication area. Also approved in the budget is $2.2 million for the purchase of four, rubber tired, hydraulic transporters that will allow fabricated deck sections that weigh as much as 800 tons to be transported around the facility. Management believes that its available funds, cash generated by operating activities and funds available under the bank credit facility will be sufficient to fund these capital expenditures and its working capital needs. However, the Company may expand its operations through acquisitions in the future, which may require additional equity or debt financing.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company does not have operations subject to material risk of foreign currency fluctuations, nor does it use derivative financial instruments in its operations or investment portfolio. The Company has a $20.0 million line of credit with its commercial banks. Under the terms of the revolving credit agreement, the Company may elect to pay interest at either a fluctuating base rate established by the bank from time to time or at a rate based on the rate established in the London interbank market. The Company does not believe that it has any material exposure to market risk associated with interest rates.

Item 8. Financial Statements and Supplementary Data

In this report the consolidated financial statements of the Company appear on pages F-1 through F-14 and are incorporated herein by reference. See Index to Consolidated Financial Statements on Page 18.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information called for by this item either will be included in the Company's definitive Proxy Statement prepared in connection with the 2002 Annual Meeting of Shareholders or is included in Item 4A of this report on Form 10-K. Such information is incorporated herein by reference.

Item 11. Executive Compensation

Information called for by this item will be included in the Company's definitive Proxy Statement prepared in connection with the 2002 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information called for by this item will be included in the Company's definitive Proxy Statement prepared in connection with the 2002 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information called for by this item will be included in the Company's definitive Proxy Statement prepared in connection with the 2002 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following financial statements, schedules and exhibits are filed as part of this Report:

(i) Financial Statements

(ii) Schedules

Other schedules have not been included because they are not required, not applicable, immaterial or the information required has been included elsewhere herein.

(iii) Exhibits

See Exhibit Index on page E-1. The Company will furnish to any eligible shareholder, upon written request, a copy of any exhibit listed upon payment of a reasonable fee equal to the Company's expenses in furnishing such exhibit. Such requests should be addressed to Investor Relations, Gulf Island Fabrication, Inc., P.O. Box 310, Houma, LA 70361-0310.

(b) Reports on Form 8-K

The Company filed no reports on Form 8-K during the last quarter of the period for which this report is filed.

GLOSSARY OF CERTAIN TECHNICAL TERMS

blasting and coating facility:	Building and equipment used to clean steel products and prepare them for coating with marine paints and other coatings.
coping machine:	A computerized machine that cuts ends of tubular pipe sections to allow for changes in weld bevel angles and fits onto other tubular pipe sections.
deck:	The component of a platform on which development drilling, production, separating, gathering, piping, compression, well support, crew quartering and other functions related to offshore oil and gas development are conducted.
direct labor hours:	Hours worked by employees directly involved in the production of the Company's products. These hours do not include contractor labor hours and support personnel hours such as maintenance, warehousing and drafting.
fixed platform:	A platform consisting of a rigid jacket which rests on tubular steel pilings driven into the seabed and which supports a deck structure above water surface.
floating production platform:	Floating structure that supports offshore oil and gas production equipment (TLP, FPSO, SPAR).
FPSO:	Floating Production Storage and Offloading vessel.
grit blast system:	System of preparing steel for coating by using steel grit rather than sand as a blasting medium.
hydraulic plate shear:	Machine that cuts steel by a mechanical system similar to scissors.
inshore:	Inside coastlines, typically in bays, lakes and marshy areas.
ISO 9001:	International Standards of Operations 9001—Defines quality management system of procedures and goals for certified companies.
ISO 9002:	International Standards of Operations 9002—Defines quality management system of procedures and goals for certified companies.
jacket:	A component of a fixed platform consisting of a tubular steel, braced structure extending from the mudline of the seabed to a point above the water surface. The jacket is supported on tubular steel pilings driven into the seabed and supports the deck structure located above the level of storm waves.
modules:	Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.
offshore:	In unprotected waters outside coastlines.

piles:	Rigid tubular pipes that are driven into the seabed to support platforms.
plasma-arc cutting system:	Steel cutting system that uses an ionized gas cutting rather than oxy-fuel system.
platform:	A structure from which offshore oil and gas development drilling and production are conducted.
pressure vessel:	A metal container generally cylindrical or spheroid, capable of withstanding various internal pressure loadings.
SPAR:	A vessel with a circular cross-section that sits vertically in the water and is supported by buoyancy chambers ("hard tanks") at the top and stabilized by a structure ("midsection") hanging from the hard tanks.
spud barge:	Construction barge rigged with vertical tubular or square lengths of steel pipes that are lowered to anchor the vessel.
skid unit:	Packaged equipment usually consisting of major production, utility or compression equipment with associated piping and control system.
subsea templates:	Tubular frames which are placed on the seabed and anchored with piles. Usually a series of oil and gas wells are drilled through these underwater structures.
tension leg platform (TLP):	A platform consisting of a floating hull and deck anchored by vertical tensioned cables or pipes connected to pilings driven into the seabed. A tension leg platform is typically used in water depths exceeding 1,000 feet.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gulf Island Fabrication, Inc.

We have audited the accompanying consolidated balance sheets of Gulf Island Fabrication, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gulf Island Fabrication, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

New Orleans, Louisiana
January 30, 2002

GULF ISLAND FABRICATION, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,274	$10,079
Short-term investments	23,758	16,024
Contracts receivable, net	14,231	15,922
Contract retainage	1,736	738
Costs and estimated earnings in excess of billings on uncompleted contracts	1,961	2,419
Prepaid expenses	1,170	1,017
Inventory	1,331	1,347
Total current assets	55,461	47,546
Property, plant and equipment, net	41,666	42,662
Excess of cost over fair value of net assets acquired less accumulated amortization of $1,302,425 and $869,225 at December 31, 2001 and 2000, respectively	4,765	5,198
Other assets	646	656
Total assets	$102,538	$96,062
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,660	$ 2,229
Billings in excess of costs and estimated earnings on uncompleted contracts	2,891	3,608
Accrued employee costs	2,012	1,696
Accrued expenses	1,929	2,446
Income taxes payable	368	392
Total current liabilities	8,860	10,371
Deferred income taxes	4,773	4,425
Total liabilities	13,633	14,796
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value, 20,000,000 shares authorized, 11,706,864 and 11,681,500 shares issued and outstanding at December 31, 2001 and 2000, respectively	4,227	4,195
Additional paid-in capital	36,101	35,755
Retained earnings	48,577	41,316
Total shareholders' equity	88,905	81,266
Total liabilities and shareholders' equity	$102,538	$96,062

The accompanying notes are an integral part of these statements.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year ended December 31,		
	2001	2000	1999
Revenue	$113,697	$112,090	$120,241
Cost of revenue	98,330	101,648	105,813
Gross profit	15,367	10,442	14,428
General and administrative expenses	4,435	4,489	4,210
Operating income	10,932	5,953	10,218
Other income (expense)			
Interest expense	(36)	(34)	(58)
Interest income	1,103	1,332	739
Other, net	(748)	(558)	(116)
	319	740	565
Income before income taxes	11,251	6,693	10,783
Income taxes	3,990	2,507	4,097
Net income	$ 7,261	$ 4,186	$ 6,686
Earnings per share data:			
Basic	$ 0.62	$ 0.36	$ 0.57
Diluted	$ 0.62	$ 0.36	$ 0.57

The accompanying notes are an integral part of these statements.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance at January 1, 1999	11,638,400	$4,162	$35,124	$30,444	$69,730
Income tax benefit from exercise of stock options	—	—	202	—	202
Net income	—	—	—	6,686	6,686
Balance at December 31, 1999	11,638,400	4,162	35,326	37,130	76,618
Exercise of stock options	43,100	33	303	—	336
Income tax benefit from exercise of stock options	—	—	126	—	126
Net income	—	—	—	4,186	4,186
Balance at December 31, 2000	11,681,500	4,195	35,755	41,316	81,266
Exercise of stock options	25,364	32	287	—	319
Income tax benefit from exercise of stock options	—	—	59	—	59
Net income	—	—	—	7,261	7,261
Balance at December 31, 2001	11,706,864	$4,227	$36,101	$48,577	$88,905

The accompanying notes are an integral part of these statements.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31, 2001	2000	1999
Operating activities:			
Net income	$ 7,261	$ 4,186	$ 6,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,433	4,454	4,699
Amortization	433	317	274
Deferred income taxes	348	1,361	749
Changes in operating assets and liabilities:			
Contracts receivable	1,691	6,817	11,943
Contract retainage	(998)	2,513	2,586
Costs and estimated earnings in excess of billings on uncompleted contracts	458	1,019	(1,377)
Prepaid expenses, inventory and other assets	(137)	(388)	39
Accounts payable	(569)	(1,938)	(2,984)
Billings in excess of costs and estimated earnings on uncompleted contracts	(717)	(2,865)	(3,003)
Accrued employee costs	316	(94)	(2,295)
Accrued expenses	(517)	971	(508)
Income taxes	35	(944)	2,195
Net cash provided by operating activities	12,037	15,409	19,004
Investing activities:			
Capital expenditures, net	(5,527)	(3,442)	(3,062)
Proceeds on the sale of property	2,100	—	—
Purchase of short-term investments	(7,734)	(4,809)	(11,215)
Purchase of subsidiaries, net of cash acquired	—	(1,950)	—
Net cash used in investing activities	(11,161)	(10,201)	(14,277)
Financing activities:			
Principal payments on notes payable	—	—	(3,000)
Proceeds from exercise of stock options	319	336	—
Net cash provided by (used in) financing activities	319	336	(3,000)
Net increase in cash and cash equivalents	1,195	5,544	1,727
Cash and cash equivalents at beginning of year	10,079	4,535	2,808
Cash and cash equivalents at end of year	$ 11,274	$ 10,079	$ 4,535
Supplemental cash flow information:			
Interest paid	$ 27	$ 34	$ 82
Income taxes paid, net of refunds	$ 3,607	$ 2,090	$ 1,153

The accompanying notes are an integral part of these statements.

GULF ISLAND FABRICATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Gulf Island Fabrication, Inc. ("the Company"), located in Houma, Louisiana, is engaged in fabrication and refurbishment of offshore oil and gas platforms for oil and gas industry companies. The Company's principal markets are concentrated in the offshore regions of the coast of the Gulf of Mexico. The consolidated financial statements include the accounts of Gulf Island Fabrication, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In April 1998 the Company formed a limited liability company called MinDOC, L.L.C. to patent, design and market a deepwater floating, drilling, and production concept ("MinDOC"). During 2001, three of the participants terminated their respective interests in MinDOC, L.L.C. thus, since October 1, 2001, the Company has owned a 60% interest in MinDOC, L.L.C. with the balance owned by an engineering company. Prior to October 1, 2001, the Company's investment in MinDOC, L.L.C. was accounted for under the equity method of accounting for investments with its share of operating results included in other income as an expense in the statements of income. Effective October 1, 2001, the Company's investment in MinDOC, L.L.C. and resulting operations were consolidated within the consolidated financial statements of Gulf Island Fabrication, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The principal customers of the Company are the major and large independent oil and gas companies. This concentration of customers may impact the Company's overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic or other conditions. However, the Company's management believes that the portfolio of receivables is diversified and that such diversification minimizes any potential credit risk. Receivables are generally not collateralized.

The Company believes that its allowance for doubtful accounts is adequate for its credit loss exposure.

Revenue Recognition

Revenue from fixed-price and cost-plus construction contracts is recognized on the percentage-of-completion method, computed by the efforts-expended method which measures the percentage of labor hours incurred to date as compared to estimated total labor hours for each contract.

Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies and tools. Also included in contract costs are a portion of those indirect contract costs related to plant capacity, such as depreciation, insurance and repairs and maintenance. These indirect costs are allocated to jobs based on actual direct labor hours incurred. Profit incentives are included in revenue when their realization is reasonably assured. Claims for extra work or changes in scope of work are included in revenue when collection is probable. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The asset caption entitled "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenue recognized in excess of the amounts billed. The liability caption entitled "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

Inventory

Inventory consists of materials and production supplies and is stated at the lower of cost or market determined on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 30 years. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Long-Lived Assets

In accordance with FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is determined by comparing the fair value of the assets to their carrying amounts and recording the excess of the carrying amounts of the assets over their fair value. Fair value is determined based on discounted cash flows or appraised values, as appropriate.

Income Taxes

Income taxes have been provided using the liability method in accordance with the Financial Accounting Standards Board's Statement No. 109, *Accounting for Income Taxes.*

Excess of Cost Over Fair Value of Net Assets Acquired

Through the period ended December 31, 2001, excess of cost over the fair value of the net assets acquired (goodwill) was amortized on the straight-line method over a period of 15 years.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Short-Term Investments

Short-term investments consist of highly liquid debt securities with a maturity of greater than three months, but less than twelve months. The securities are classified as available-for-sale and the fair value of these investments approximated their carrying value at December 31, 2001 and 2000.

Derivative Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended, establishes accounting and reporting standards for recognition and measurement of derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company currently does not have any derivative instruments or hedging activities.

Reclassifications

Certain items included in the consolidated financial statements for the year ended December 31, 2000 had been reclassified to conform to the December 31, 2001 consolidated financial statement presentation.

2. ACQUISITION

Effective January 1, 1998, the Company acquired all of the outstanding shares of Southport, Inc. and its wholly owned subsidiary, Southport International, Inc. (collectively, "Southport"). Southport specializes in the fabrication of living quarters for offshore platforms. The purchase price was $6.0 million cash, plus contingent payments of up to an additional $5.0 million based on Southport's net income over a four-year period ending December 31, 2001. The purchase price plus $130,000 of direct expenses exceeded the fair value of the assets acquired of $12.3 million less liabilities assumed of $10.3 million by $4.1 million. On October 26, 2000, the Company reached an agreement with the former shareholders of Southport to an early payout amount of approximately $2.0 million. The acquisition and the early payout amount were accounted for under the purchase method of accounting as described by Accounting Principles Board Opinion No. 16, "Business Combinations".

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combinations". The statement eliminated the pooling of interest method of accounting for business combinations and changed the criteria for recognizing intangible assets apart from goodwill. The statement is effective for any business combination that was completed after June 30, 2001. The Company had no such business combinations since June 30, 2001.

3. NEW ACCOUNTING STANDARDS

In June 2001 the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" (the "Statement"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company currently does not have any other intangible assets deemed to have indefinite lives. The Company will apply the new rules on accounting for goodwill prior to June 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $433,000 ($0.04 diluted EPS) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002, and has not yet determined what effect of these tests will be on the earnings and financial position of the Company.

4. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2001	2000	1999
Numerator for basic and diluted earnings per share	$7,261	$4,186	$6,686
Denominator:			
Denominator for basic earnings per share-weighted-average shares	11,704	11,666	11,638
Effect of dilutive securities:			
Employee stock options	85	90	53
Dilutive potential common shares:			
Denominator for diluted earnings per share-adjusted weighted-average shares	11,789	11,756	11,691
Basic earnings per share	$ 0.62	$ 0.36	$ 0.57
Diluted earnings per share	$ 0.62	$ 0.36	$ 0.57

5. CONTRACTS RECEIVABLE

Amounts due on contracts as of December 31 were as follows (in thousands):

	2001	2000
Completed contracts	$ 3,170	$ 4,423
Contracts in progress:		
Current	11,108	11,550
Retainage due within one year	1,736	738
Less allowance for doubtful accounts	47	51
	$15,967	$16,660

6. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Information with respect to uncompleted contracts as of December 31 is as follows (in thousands):

	2001	2000
Costs incurred on uncompleted contracts	$35,908	$41,823
Estimated profit earned to date	4,125	2,860
	40,033	44,683
Less billings to date	40,963	45,872
	$ (930)	$ (1,189)

The above amounts are included in the accompanying consolidated balance sheets under the following captions (in thousands):

	2001	2000
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 1,961	$ 2,419
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,891)	(3,608)
	$ (930)	$(1,189)

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31 (in thousands):

	2001	2000
Land	$ 3,576	$ 4,369
Buildings	9,809	10,056
Machinery and equipment	41,672	39,368
Furniture and fixtures	1,576	1,426
Transportation equipment	1,527	1,482
Improvements	15,605	14,297
Construction in progress	2,056	2,116
	75,821	73,114
Less accumulated depreciation	34,155	30,452
	$41,666	$42,662

The Company leases certain equipment used in the normal course of its operations under month-to-month lease agreements cancelable only by the Company. During 2001, 2000, and 1999, the Company expensed $1,300,425, $1,631,046, and $1,679,807, respectively, related to these leases.

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Deferred tax liabilities:		
Depreciation	$5,275	$5,022
Total deferred tax liabilities:	5,275	5,022
Deferred tax assets:		
Employee benefits	383	429
Uncompleted contracts	16	153
Other benefits	103	15
Total deferred tax assets:	502	597
Net deferred tax liabilities:	$4,773	$4,425

Significant components of income taxes for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Current:			
Federal	$3,591	$1,070	$3,125
State	51	76	223
Total current	3,642	1,146	3,348
Deferred:			
Federal	343	1,270	699
State	5	91	50
Total deferred	348	1,361	749
Income taxes	$3,990	$2,507	$4,097

A reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's income tax expense for 2001, 2000, and 1999 is as follows (in thousands):

	2001	%	2000	%	1999	%
U.S. statutory rate	$3,825	34.0%	$2,276	34.0%	$3,774	35.0%
Increase (decrease) resulting from:						
State income taxes	56	0.5	167	2.5	273	2.5
Foreign sales corporation	0	0	(144)	(2.1)	(135)	(1.3)
Other	109	1.0	208	3.1	185	1.7
Income tax expense	$3,990	35.5%	$2,507	37.5%	$4,097	37.9%

The Company's effective tax rate was decreased in 2001 due primarily to the utilization of Louisiana tax credits.

9. LINE OF CREDIT AND NOTES PAYABLE

The Company's bank credit facility provides for a revolving line of credit (the Revolver) of up to $20.0 million that bears interest equal to, at the Company's option, the prime lending rate established by BankOne Corporation or LIBOR plus 1.5%. The Revolver matures December 31, 2003 and is secured by a mortgage on the Company's real estate, equipment and fixtures. The Company paid a fee on a quarterly basis, of three-sixteenths of one percent per annum on the average unused portion of the line of credit. At December 31, 2001, there were no borrowings outstanding under the credit facility, but the Company did have letters of credit outstanding totaling $1,415,000 which reduces the unused portion of the Revolver. The Company is required to maintain certain covenants, including balance sheet and cash flow ratios. At December 31, 2001, the Company was in compliance with these covenants.

10. LONG-TERM INCENTIVE PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, *Accounting For Stock-Based Compensation*, (Statement 123) requires use of options valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the

Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

On February 13, 1997, the board of directors adopted the Long-Term Incentive Plan (the "Plan"). The Plan has authorized the grant of options to purchase an aggregate of 1,000,000 shares of the Company's common stock to certain officers and key employees of the Company chosen by a committee appointed by the board of directors (the Compensation Committee) to administer such plan. Under the Plan, all options granted have 10-year terms, and conditions relating to the vesting and exercise of options are "nonstatutory options" (options which do not afford income tax benefits to recipients, but the exercise of which may provide tax deductions for the Company). Each option will have an exercise price per share not less than the fair market value of a share of common stock on the date of grant and no individual employee may be granted options to purchase more than an aggregate of 400,000 shares of common stock.

Pro forma information regarding net income and earnings per share is required by Statement 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions. For 1999, a risk-free interest rate of 6.93%; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of .641; and a weighted-average expected life of the option of eight years. For 2000, a risk-free interest rate of 5.79% on the January options and a risk-free interest rate of 5.80% on the November options; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of .588; and a weighted-average expected life of the options of eight years. For 2001, a risk-free interest rate of 5.66% on the February options, a risk-free interest rate of 5.72% on the April options and a risk-free interest rate of 5.74% on the December options; dividend yield of zero; volatility factor of the expected market price of the Company's common stock of .450; and a weighted-average expected life of the options of eight years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purpose of pro forma disclosures, the estimated fair value of the options (net of expected tax benefits) is amortized to expense over the options' vested period. Since the Company's options generally vest over a five-year period, the pro forma disclosures are not indicative of future amounts until Statement 123 is applied to all outstanding non-vested options. The Company's pro forma information for 1999, 2000 and 2001 is as follows (in thousands, except per share data):

	1999	2000	2001
Net income:			
As reported	$6,686	$4,186	$7,261
Pro forma including the effect of options	$6,125	$3,243	$6,408
Basic earnings per share:			
As reported	$ 0.57	$ 0.36	$ 0.62
Pro forma including the effect of options	$ 0.53	$ 0.28	$ 0.55
Diluted earnings per share:			
As reported	$ 0.57	$ 0.36	$ 0.62
Pro forma including the effect of options	$ 0.52	$ 0.28	$ 0.54

A summary of the Company's stock options activity and related information for the years ended December 31, 1999, 2000 and 2001 is as follows (in thousands, except per share data):

	1999		2000		2001	
	Options (000s)	Weighted-Average Exercise Price	Options (000s)	Weighted-Average Exercise Price	Options (000s)	Weighted-Average Exercise Price
Outstanding—beginning of year	446	$13.529	511	$11.785	810	$13.126
Granted	115	7.125	394	13.954	169	12.128
Exercised	—	—	(43)	7.801	(25)	12.554
Expired	—	—	—	—	—	—
Forfeited	(50)	16.543	(52)	10.656	(65)	14.498
Outstanding—end of year	511	$11.785	810	$13.126	889	$12.853
Exercisable at end of year	124	$13.485	171	$13.919	296	$13.114
Weighted-average fair value of options granted during the year	$5.180		$9.517		$7.153	

The 889,000 options outstanding at December 31, 2001 fall into two general exercise-price ranges as follows:

	Exercise Price Range	
	$7.125 to $11.68	$15.00 to $19.625
Options outstanding at December 31, 2001	406,000	483,000
Weighted-average exercise price	$9.29	$15.85
Weighted-average remaining contractual life	7.7 years	7.8 years
Options exercisable at December 31, 2001	112,000	184,000
Weighted-average exercise price of options exercisable at December 31, 2001	$7.61	$16.45

11. RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) for all employees that are qualified under Section 401(k) of the Internal Revenue Code. Contributions to the Plan by the Company are based on the participants' contributions, with an additional year-end discretionary contribution determined by the board of directors. For the years ended December 31, 2001, 2000, and 1999, the Company contributed a total of $816,735, $710,751, and $865,100, respectively.

12. CONTINGENT LIABILITIES

The Company is subject to various routine legal proceedings in the normal conduct of its business primarily involving commercial claims, workers' compensation claims, and claims for personal injury under general maritime laws of the United States and the Jones Act. While the outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty, management believes that the outcome of any such proceedings, even if determined adversely, would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

13. SALES TO MAJOR CUSTOMERS

The Company's customer base is primarily concentrated in the oil and gas industry. The Company is not dependent on any one customer, and the revenue earned from each customer varies from year to year based on the contracts awarded. Sales to customers comprising 10% or more of the Company's total revenue are summarized as follows (in thousands):

	2001	2000	1999
Customer A	$ —	$ —	$26,336
Customer B	23,708	—	—
Customer C	—	14,446	—
Customer D	—	—	13,765

14. INTERNATIONAL SALES

The Company's fabricated structures are used worldwide by U.S. customers operating abroad and by foreign customers. Sales of fabricated structures for delivery outside of the United States accounted for 2%, 14%, and 20%, of the Company's revenues during 2001, 2000, and 1999, respectively.

	2001	2000	1999
		(In Millions)	
Location:			
United States	$111.8	$ 95.9	$ 96.5
International	1.9	16.2	23.7
Total	$113.7	$112.1	$120.2

15. QUARTERLY OPERATING RESULTS (UNAUDITED)

A summary of quarterly results of operations for the years ended December 31, 2001 and 2000 were as follows (in thousands, except per share data):

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue	$27,558	$34,267	$30,496	$21,376
Gross Profit	2,283	5,637	4,670	2,777
Net income	918	2,940	2,157	1,246
Basic earnings per share	0.08	0.25	0.18	0.11
Diluted earnings per share	0.08	0.25	0.18	0.11
	March 31, 2000	**June 30, 2000**	**September 30, 2000**	**December 31, 2000**
Revenue	$31,741	$28,380	$27,544	$24,425
Gross Profit	2,548	2,450	2,385	3,059
Net income	1,107	1,028	1,020	1,031
Basic earnings per share	0.10	0.09	0.09	0.09
Diluted earnings per share	0.09	0.09	0.09	0.09

Quarterly data may not sum to the full year data reported in the Company's consolidated financial statements due to rounding.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2002.

GULF ISLAND FABRICATION, INC.
(Registrant)

By: /s/ KERRY J. CHAUVIN

Kerry J. Chauvin
Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 21, 2002.

Signature	Title
/s/ KERRY J. CHAUVIN Kerry J. Chauvin	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ JOSEPH P. GALLAGHER, III Joseph P. Gallagher, III	Vice President—Finance, Chief Financial Officer, and Treasurer (Principal Financial Officer)
/s/ ROBIN A. SEIBERT Robin A. Seibert	Controller and Chief Accounting Officer, (Principal Accounting Officer)
/s/ GREGORY J. COTTER Gregory J. Cotter	Director
/s/ THOMAS E. FAIRLEY Thomas E. Fairley	Director
/s/ HUGH J. KELLY Hugh J. Kelly	Director
/s/ ALDEN J. LABORDE Alden J. Laborde	Director
/s/ JOHN P. LABORDE John P. Laborde	Director
/s/ HUEY J. WILSON Huey J. Wilson	Director

GULF ISLAND FABRICATION, INC.

EXHIBIT INDEX

Exhibit Number		Sequentially Numbered Pages
2.1	Stock Purchase Agreement with respect to Dolphin Services, Inc. dated November 27, 1996. *	
2.2	Stock Purchase Agreement with respect to Dolphin Steel Sales, Inc. dated as of November 27, 1996. *	
2.3	Stock Purchase Agreement with respect to Dolphin Sales & Rentals, Inc. dated as of November 27, 1996. *	
3.1	Amended and Restated Articles of Incorporation of the Company. *	
3.2	Bylaws of the Company as Amended and Restated through March 10, 1999, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.	
4.1	Specimen Common Stock Certificate. *	
10.1	Form of Indemnity Agreement by and between the Company and each of its directors and executive officers. *	
10.2	Registration Rights Agreement between the Company and Alden J. Laborde. *	
10.3	Registration Rights Agreement between the Company and Huey J. Wilson. *	
10.4	The Company's Long-Term Incentive Plan. * †	
10.5	Form of Stock Option Agreement under the Company's Long-Term Incentive Plan, as amended, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997. †	
10.6	Form of Reimbursement Agreement. * †	
10.7	Eighth Amended and Restated Revolving Credit Agreement among the Company and Bank One NA, and Whitney National Bank, dated as of January 1, 2000, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000.	
10.8	First Amendment to Eighth Amended and Restated Revolving Credit Agreement among the Company and Bank One NA, and Whitney National Bank dated as of September 21, 2000, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000.	
10.9	Second Amendment to Eighth Amended and Restated Revolving Credit Agreement among the Company and Bank One, NA and Whitney National Bank, dated as of October 24, 2001, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2001.	
21.1	Subsidiaries of the Company—The Company's significant subsidiaries, Gulf Island, L.L.C., Dolphin Services, Inc. and Southport, Inc., are organized under Louisiana law, are wholly owned subsidiaries and are included in the Company's consolidated financial statements.	
23.1	Consent of Ernst & Young LLP	
99.1	Press release issued by the Company on November 8, 2001 announcing agreement to construct topside for Gunnison project.	
99.2	Press release issued by the Company on January 14, 2002 announcing date of earnings release and quarterly conference call.	

Exhibit Number		Sequentially Numbered Pages
99.3	Press release issued by the Company on January 30, 2002 announcing its 2001 fourth quarter and year earnings.	

---

† Management Contract or Compensatory Plan.

* Incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on February 14, 1997 (Registration Number 333-21863).

CORPORATE INFORMATION

BOARD OF DIRECTORS

Kerry J. Chauvin
Chairman of the Board,
President and Chief Executive Officer

Alden J. "Doc" Laborde
Director
Chairman of the Executive Committee

Huey J. Wilson
Director
Chairman of Compensation Committee

Gregory J. Cotter
Director
Chairman of Audit Committee

John P. "Jack" Laborde
Director

Hugh J. Kelly
Director

Thomas E. Fairley
Director

CORPORATE OFFICERS

Kerry J. Chauvin
Chairman of the Board,
President
and Chief Executive Officer

Joseph P. "Duke" Gallagher, III
Vice President Finance,
Chief Financial Officer
and Treasurer

Kirk J. Meche
Executive Vice President Operations
and President of Gulf Island, L.L.C.
(fabrication subsidiary)

Murphy A. Bourke
Executive Vice President Marketing

Robin A. Seibert
Controller and Chief Accounting Officer

Valarae L. Bates
Secretary

CORPORATE HEADQUARTERS

Gulf Island Fabrication, Inc.
Mailing Address:
Post Office Box 310
Houma, Louisiana 70361-0310

Physical Address:
583 Thompson Road
Houma, Louisiana 70363
Telephone: (985) 872-2100
Fax: (985) 876-5414

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Outside Legal Counsel

Jones, Walker, Waechter, Poitevent,
Carrère & Denègre, L.L.P.
New Orleans, Louisiana

Independent Accountants

Ernst & Young LLP
New Orleans, Louisiana

2001 Annual Report

This Report and the statements contained in it are submitted for the general information of the shareholders of Gulf Island Fabrication, Inc. and not in connection with the sale or the solicitation of any offer to buy any securities, nor is it intended as a representation by the Company of the value of its securities.

Common Stock

Gulf Island Fabrication, Inc.'s common stock is listed on the Nasdaq Stock Market under the symbol "GIFI".

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held Wednesday, April 24, 2002 at 10 a.m. at the Gulf Island Fabrication, Inc. corporate office at 583 Thompson Road in Houma, Louisiana. Information with respect to this meeting is contained in the Proxy Statement sent to the holders of record on March 8, 2002 of Gulf Island Fabrication, Inc. Common Stock. This 2001 Annual Report is not to be considered a part of proxy soliciting materials.

GULF ISLAND FABRICATION, INC.

Mailing Address:
P. O. Box 310
Houma, Louisiana 70361-0310

Physical Address:
583 Thompson Road
Houma, Louisiana 70363

(985) 872-2100
Web Site: www.gulfisland.com